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                                                                  August 7, 2006

Vincent J. Di Stefano, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20949

Re: Eaton Vance Credit Opportunities Fund
    File Nos. 333-134729 and 811-21820

Dear Mr. Di Stefano:

     Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, ("1933 Act") and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Credit Opportunities Fund (the "Fund") is Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 relating to the Registrant's initial issuance of auction preferred shares of beneficial interest ("Pre-Effective Amendment No. 1").

     A total registration fee of $8,693.75 with this Pre-Effective Amendment No. 1 to the Fund's auction preferred shares Registration Statement ("APS Registration Statement") is being filed for purposes of registering auction preferred shares of beneficial interest of the Fund. The registration fee for purposes of this Pre-Effective Amendment No. 1 in the amount of $ 8,693.75 has been wired through the FEDWIRE system to the Securities and Exchange Commission's account at Mellon Bank. The Pre-Effective Amendment No. 1 to the APS Registration Statement transmitted with this letter contains conformed signatures pages, the manually executed originals of which are maintained at the offices of the Fund.

     Thank you for your letter transmitting your comments concerning the auction preferred shares Registration Statement on Form N-2 for the Fund filed with the Securities and Exchange Commission ("SEC") on June 5, 2006. We are aware that the SEC staff prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Fund's formal responses to your comments below.

     Included with this Pre-Effective Amendment No. 1, both the Underwriters and the Fund formally request acceleration of effectiveness of the Registration Statement to 2 p.m. on August 8, 2006.

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PROSPECTUS

PROSPECTUS SUMMARY

COMMENT 1: Please advise us in your response letter whether the Fund is currently fully invested. Also advise whether the underwriters of the Fund's common offering exercised their option to purchase additional shares to cover over-allotments and, if so, whether the underwriters still hold the shares so purchased.

RESPONSE: As of June 30, 2006, the date of the Fund's unaudited Financial Statements, the Fund had substantially invested the proceeds received from the initial closing of the Fund's common shares offering. The underwriters have elected not to exercise their overallotment option.

COMMENT 2: Please advise us in your response letter whether the Fund has a strategy concerning the duration of the Fund's portfolio relative to the auction dates of the preferred shares. Does the Fund have a strategy for dealing with rising interest rates or inverted yield curves?

RESPONSE: The staff has made substantially similarly comments in connection with past offerings of preferred shares by Eaton Vance closed-end funds. The Fund's response to this comment is substantially identical to the responses made to the satisfaction of the staff in connection with those past offerings. As reflected in Post-Effective Amendment No. 1, the Fund will issue one series of APS initially with a 7-day dividend reset period. The length of this dividend period was determined with reference to current and expected interest rate and yield curve circumstances as well as other pertinent factors. Eaton Vance continuously monitors the effectiveness of the Fund's investment leverage including with reference to changing interest rate and yield curve conditions. Under the terms of the by-laws creating the APS, the Fund has the ability to change the reset period of the series if it would be more advantageous to common shareholders to do so. In addition, the Fund has the ability to redeem some or all APS if conditions are such that Eaton Vance believes they are not making a positive contribution to the performance of common shares.

STATEMENT OF ADDITIONAL INFORMATION

COVER

COMMENT 3: Please disclose the date of the original issue for the subject securities.

RESPONSE: In response to the staff's comment, the date of original issue for the subject securities will be disclosed in a "pricing amendment" filed pursuant to Rule 497(h) under the 1933 Act shortly after Pre-Effective Amendment No. 1 is declared effective.

RISK FACTORS SUMMARY

COMMENT 4: Please clarify the meaning of "extraordinary circumstances" as used in the sentence discussing inability to pay dividends.

RESPONSE: Like its converse "normal circumstances," the Fund believes that this term is commonly used in disclosure language. In this regard, the term is commonly understood to connote a variety of circumstances in which normal market and business activities are not occuring or are limited because of some unusual or catastrophic event or events. Under such circumstances, the timely receipt by the Fund of income on its portfolio investments may be delayed or limited and its ability to timely liquidate portfolio investments may be impaired. However, the Fund does not believe that this terminology has or can be given an exhaustive detailed definition. Moreover, in keeping with the "plain English" nature of this summary section, the Fund does not believe it is necessary or appropriate to elaborate on this term further in this section.


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COMMENT 5: Please explain the consequences of a reduction in the asset coverage for the Fund's Auction Preferred Shares.

RESPONSE: In response to the staff's comment, the Fund notes that the first bullet point in the Risk Factors Summary, discloses the primary consequence of a significant reduction in the APS asset coverage as follows:

- The Fund may be forced to redeem your APS to meet regulatory or Rating Agency requirements or may elect to redeem your APS in certain circumstances;

     In further response to the staff's comment, a new second bullet point has been added as follows:

- A reduction in the Fund's APS asset coverage under applicable regulatory or Rating Agency requirements because of either a reduction in the value or the quality of the Fund's portfolio holdings will reduce the level of protection of the APS liquidation preference;

FINANCIAL STATEMENTS

COMMENT 6: Please include updated financial statements.

RESPONSE: In response to the staff's comment, as in the cases of past offerings of preferred shares of Eaton Vance closed-end funds, the Fund will shortly submit draft unaudited financial statements as of June 30, 2006 for informal review by the staff accountants. Any comments on these financial statements will then be addressed. A finalized version of the financial statements will be included in Pre-Effective Amendment No. 1.

GENERAL

COMMENT 7: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

RESPONSE: The Fund understands this comment. All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

COMMENT 8: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

RESPONSE: In September of 2003, Eaton Vance Qualified Dividend Income Fund filed an application for an exemptive order that would permit it and other thereinafter created Eaton Vance closed-end funds to include long-term capital gains in distributions to shareholders more frequently than otherwise permitted by Section 19(b) of the Investment Company Act of 1940 and the rules thereunder. The Fund may rely on such exemptive relief if granted and it is expected that at some point the exemptive application will be amended to add the Fund and other subsequently created Eaton Vance closed-end funds as parties. As disclosed in the Fund's prospectus, Eaton Vance has been advised that the Commission informally has suspended issuing exemptive orders under Section 19(b) pending an ongoing policy review of this area. The Fund will not engage in such a distribution policy prior to obtaining the requisite exemptive relief and such relief is not necessary for the Fund to conduct its operations as contemplated by the Registration Statement.


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DECLARATION OF EFFECTIVENESS

     In connection with the Fund's and the underwriter's request for acceleration of effectiveness of the Registration Statement that will be included in Pre-Effective Amendment No. 1, the Fund will acknowledge in such request that:

     1. Should the Commission or the staff acting pursuant to delegated authority declare the registration statement effective, such action does not foreclose any action by the Commission with respect to the filing;

     2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of its responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

     Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund's comments on this and other filings made with respect to the Registration Statement.

                                    * * * * *


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      The Fund and the Underwriter have filed herein a formal request for acceleration for effectiveness and we will be in contact with you regarding this request. We believe that this submission fully responds to your comments. As indicated above, I will be calling you shortly to discuss any remaining concerns so that they may be addressed on a timely basis to enable the Fund's Registration Statement to be declared effective Tuesday, August 8, 2006 at 2 p.m. Please feel free to call me at any time at 617-261-3246. In my absence, please address any question or concerns to Mark Goshko at 617-261-3163.

      As always, your cooperation is most appreciated.

                                                Sincerely,


                                                /s/Clair E. Pagnano
                                                --------------------------------
                                                Clair E. Pagnano

Enclosures

cc: Richard Pfordte
       Securities and Exchange Commission, Division of Investment Management Frederick Marius
       Eaton Vance Management
    Mark P. Goshko
       Kirkpatrick & Lockhart Nicholson Graham LLP
    Thomas Hale
       Skadden, Arps, Slate, Meagher & Flom LLP
    Kevin Hardy
       Skadden, Arps, Slate, Meagher & Flom LLP


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